CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 443 to Registration Statement No. 33-26305 on Form N-1A of our report dated December 22, 2014, relating to the consolidated financial statements and consolidated financial highlights of BlackRock Emerging Market Allocation Portfolio and Subsidiary, a series of BlackRock FundsSM (the “Trust”) appearing in the Annual Report on Form N-CSR of the Trust for the year ended October 31, 2014. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 25, 2014